As filed with the Securities and Exchange Commission on March 13, 2008

Registration No. 033-92816

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2
TO
FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DOLLAR TREE, INC.

(Exact name of registrant as specified in its charter)

VIRGINIA (State or other jurisdiction of incorporation or organization)	26-2018846 (I.R.S. Employer Identification No.)

500 VOLVO PARKWAY
CHESAPEAKE, VIRGINIA 23320
(Address of registrant's principal executive offices)

DOLLAR TREE, INC.
AMENDED AND RESTATED STOCK OPTION PLAN
(Full title of the plan)

with a copy to:

BOB SASSER DOLLAR TREE, INC. 500 VOLVO PARKWAY CHESAPEAKE, VA 23320 (757) 321-5000 (Name, address and telephone number of agent for service)	WILLIAM A. OLD, JR. JOHN S. MITCHELL, JR. WILLIAMS MULLEN 999 WATERSIDE DRIVE, SUITE 1700 NORFOLK, VIRGINIA 23510 (757) 622-3366

EXPLANATORY NOTE

This post-effective amendment is being filed pursuant to Rule 414 under the Securities Act of 1933, as amended (the "Securities Act"), to reflect the adoption by Dollar Tree Stores, Inc., a Virginia corporation (the "Predecessor Registrant"), of a holding company form of organizational structure. The holding company organizational structure was implemented by the merger (the "Merger"), in accordance with Section 13.1-719.1 of the Virginia Stock Corporation Act, of Dollar Tree Merger Sub, Inc., a Virginia corporation, with and into the Predecessor Registrant, with the Predecessor Registrant being the surviving corporation. In the Merger, which was consummated on March 2, 2008 (the "Effective Time"), each share of the issued and outstanding common stock of the Predecessor Registrant was converted into one share of common stock of Dollar Tree, Inc., a Virginia corporation (the "Registrant"). Pursuant to the Merger, the Predecessor Registrant became a direct, wholly-owned subsidiary of the Registrant.

This Post-Effective Amendment No. 2 to Form S-8 pertains to the adoption by Registrant of Registration No. 033-92816, covering 916,082 shares of Predecessor Registrant's common stock. (Such amount may have subsequently been increased under Rule 416 and may have not included other plan shares registered on other registration statements.)

In accordance with Rule 414, the Registrant, as the successor issuer, expressly adopts this Registration Statement as its own for all purposes of the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act").

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents previously filed with the Securities and Exchange Commission (the "Commission") by the Registrant or the Predecessor Registrant pursuant to the Exchange Act are incorporated by reference herein:

(a) The Predecessor Registrant's Annual Report on Form 10-K for fiscal year ended February 3, 2007, filed April 4, 2007;

(b) The Predecessor Registrant's Current Reports on Form 8-K, filed with the Commission on February 8, 2007, February 28, 2007, March 20, 2007, March 21, 2007, March 28, 2007, April 2, 2007, May 11, 2007, May 30, 2007, June 22, 2007, June 25, 2007, June 27, 2007, August 9, 2007, August 29, 2007, August 31, 2007, September 18, 2007, October 4, 2007, October 19, 2007, October 30, 2007, November 8, 2007, November 28, 2007, December 7, 2007, January 23, 2008, February 7, 2008, February 22, 2008 and February 27, 2008, respectively and the Registrant's Current Reports on Form 8-K, filed with the Commission on March 3, 2008 and March 13, 2008;

(c) The Predecessor Registrant's Quarterly Reports on Forms 10-Q for the periods ended May 5, 2007, filed June 14, 2007, August 4, 2007, filed September 12, 2007 and November 3, 2007, filed December 13, 2007;

(d) All documents filed with the Commission by the Registrant pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date hereof and prior to the filing of a post-effective amendment that indicates that all securities offered herein have been sold or which deregisters all securities then remaining unsold; and

(e) The description of the Registrant's Capital Stock is incorporated by reference from Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed on March 13, 2008, which updates the description of the Predecessor Registrant's Common Stock contained in the Predecessor Registrant's Exchange Act registration statement on Form 8-A dated March 6, 1995, filed with the Commission pursuant to Section 12 of the Exchange Act, including any amendment thereto or report filed for the purpose of updating such description.

Pursuant to Rule 12g-3(a) of the Exchange Act, the Registrant is the successor issuer with respect to the above documents previously filed by the Predecessor Registrant with the Commission and incorporated by reference herein. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

Item 4. Description of Securities.

Not applicable. See Item 3(e) above.

Item 5. Interests of Named Experts and Counsel.

Not applicable.

Item 6. Indemnification of Directors and Officers.

Article 10 of Chapter 9 of Title 13.1 of the Code of Virginia, as amended (the "Code"), permits a Virginia corporation to indemnify any director or officer for reasonable expenses incurred in any legal proceeding in advance of final disposition of the proceeding, if the director or officer furnishes the corporation with a written statement of his or her good faith belief that he or she has met the standard of conduct prescribed by the Code and furnishes the corporation with a written undertaking to repay any funds advanced if it is ultimately determined that he or she did not meet the relevant standard of conduct. In addition, a corporation is permitted to indemnify a director or officer against liability incurred in a proceeding if a determination has been made by the disinterested members of the board of directors, special legal counsel or shareholders that the director or officer conducted himself or herself in good faith and otherwise met the required standard of conduct. In a proceeding by or in the right of the corporation, no indemnification shall be made in respect of any matter as to which a director or officer is adjudged to be liable to the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct. In any other proceeding, no indemnification shall be made if the director or officer is adjudged liable to the corporation on the basis that he or she improperly received a personal benefit. Corporations are given the power to make any other or further indemnity, including advance of expenses, to any director or officer that may be authorized by the articles of incorporation or any bylaw made by the shareholders, or any resolution adopted, before or after the event, by the shareholders, except an indemnity against willful misconduct or a knowing violation of the criminal law. Unless limited by its articles of incorporation, indemnification against the reasonable expenses incurred by a director or officer is mandatory when he or she entirely prevails in the defense of any proceeding to which he or she is a party because he or she is or was a director or officer.

The Articles of Incorporation of the Registrant contain provisions indemnifying the directors and officers of the Registrant to the full extent permitted by Virginia law. In addition, the Articles of Incorporation of the Registrant eliminate the personal liability of the Registrant's directors and officers to the Registrant or its shareholders for monetary damages to the full extent permitted by Virginia law.

The Registrant maintains a standard policy of officers' and directors' liability insurance.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

The Exhibits to this registration statement are listed in the Index to Exhibits, which immediately follows the signature pages hereto.

Item 9. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

Provided, however, that paragraphs (a)(1)(i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement,

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions summarized in Item 6, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chesapeake, Commonwealth of Virginia, on this 13th day of March 2008.

DOLLAR TREE, INC.

By: /s/ Bob Sasser
Bob Sasser
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date
* Macon F. Brock, Jr.	Chairman of the Board	March 13, 2008
/s/ Bob Sasser Bob Sasser	President, Chief Executive Officer and Director	March 13, 2008
/s/ Kathleen Mallas Kathleen Mallas	Controller, Vice President and Assistant Secretary	March 13, 2008
* Arnold S. Barron	Director	March 13, 2008
* Mary Anne Citrino	Director	March 13, 2008
* H. Ray Compton	Director	March 13, 2008
* Richard G. Lesser	Director	March 13, 2008
* Lemuel E. Lewis	Director	March 13, 2008
* J. Douglas Perry	Director	March 13, 2008
* Thomas A. Saunders, III	Director	March 13, 2008
* Eileen R. Scott	Director	March 13, 2008
* Thomas E. Whiddon	Director	March 13, 2008
* Alan Wurtzel	Director	March 13, 2008
* Dr. Carl P. Zeithaml	Director	March 13, 2008

* Bob Sasser, by signing his name hereto, signs this document on behalf of each of the persons indicated by an asterisk above pursuant to powers of attorney duly executed by such persons and filed with the Securities and Exchange Commission as described in the index of exhibits to this registration statement.

By:

/s/ Bob Sasser

Bob Sasser
March 13, 2008

INDEX OF EXHIBITS

Exhibit Number	Description
*3.1	Articles of Incorporation of the Registrant, attached as Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on March 3, 2008.
*3.2	Bylaws of the Registrant, attached as Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed on March 3, 2008.
*4.1	Form of Common Stock Certificate, attached as Exhibit 4.1 to Registrant's Current Report on Form 8-K filed on March 13, 2008.
**5.1	Opinion of Williams Mullen.
**10.1	Dollar Tree, Inc. Amended and Restated Stock Option Plan.
**23.1	Consent of KPMG LLP.
**23.2	Consent of Williams Mullen (included in Exhibit 5.1).
*24.1	Powers of Attorney, attached as Exhibit 24.1 to the Registrant's post-effective amendment to Registration Statement on Form S-8 (Registration No. 333-126286) filed on March 13, 2008.

*	Previously filed.
**	Filed herewith.

Exhibit 5.1

Opinion of Williams Mullen

March 13, 2008

Dollar Tree, Inc.
500 Volvo Parkway
Chesapeake, Virginia 23320

RE: Registration Statement on Form S-8, as amended (No. 033-92816) ("Registration Statement") with respect to the Dollar Tree, Inc. Amended and Restated Stock Option Plan (the "Plan")

Ladies and Gentlemen:

We have acted as counsel to Dollar Tree, Inc., a Virginia corporation (the "Company"), in connection with the preparation and filing with the Securities and Exchange Commission (the "Commission") of the Company's Post-Effective Amendment (the "Post-Effective Amendment") to the above-referenced Registration Statement to be filed as of the date of this letter, originally filed by Dollar Tree Stores, Inc. (the "Predecessor").

The Company became the successor to the Predecessor on March 2, 2008 as a result of a merger (the "Merger") of the Predecessor with its indirect, wholly-owned subsidiary, Dollar Tree Merger Sub, Inc. ("MergerSub"). The Predecessor survived the Merger, the separate corporate existence of MergerSub ceased and the Predecessor became a direct, wholly-owned subsidiary of the Company. The Merger was consummated in accordance with Section 13.1-719.1 of the Virginia Stock Corporation Act ("Act"), which provides for the formation of a holding company without a vote of stockholders of the constituent corporations.

The above-referenced Registration Statement, as amended by the Post-Effective Amendment, relates to the issuance of up to those shares of Common Stock (the "Shares") available for issuance under the Plan and described in the Registration Statement, as amended.

We have examined such documents, records, and matters of law as we have deemed necessary for purposes of this opinion. In such examinations we have assumed the genuineness of all signatures on all original documents, the authenticity of all documents submitted to us as originals, the conformity to the original documents of all copies submitted to us, the authenticity of the originals of documents submitted to us as copies, and the due execution and delivery of all documents where due execution and delivery are prerequisite to the effectiveness thereof.

As to questions of fact material to this opinion, we have relied solely upon certificates and statements of officers of the Company and certain public officials. We have assumed and relied upon the accuracy and completeness of such certificates and statements, the factual matters set forth therein, and the genuineness of all signatures thereon, and nothing has come to our attention leading us to question the accuracy of the matters set forth therein. We have made no independent investigation with regard thereto and, accordingly, we do not express any view or belief as to matters that might have been discovered by independent verification.

Based upon and subject to the foregoing, we are of the opinion that the Shares being registered for sale pursuant to the Registration Statement have been duly authorized and, when issued and delivered upon the exercise or settlement of awards in accordance with the provisions of the Plan (and receipt by the Company of consideration for the Shares, if any, required by such awards), the Shares will be legally and validly issued, fully-paid and non-assessable.

This opinion letter is limited to the Virginia Stock Corporation Act and the federal laws of the United States of America.

We consent to the use of this opinion as an exhibit to the Post-Effective Amendment. In giving such consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933.

Very truly yours,

/s/ Williams Mullen

- END OF EXHIBIT 5.1 -

EXHIBIT 10.1

DOLLAR TREE, INC.
AMENDED AND RESTATED STOCK OPTION PLAN

ARTICLE 1
DEFINITIONS

For the purpose of this Stock Option Plan, the following terms shall have the meanings set forth in this Article unless a different meaning is required by the context:

1.1   Board. The Board of Directors of Dollar Tree, Inc.

1.2   Business Day. Any day except a Saturday, Sunday or other day on which commercial banks in the City of Norfolk, Virginia are authorized by law to close.

1.3   Company. Dollar Tree, Inc.

1.4   Deemed Exercise Date. Five (5) Business Days after all of the requirements described in the first paragraph of Section 5.3 have been satisfied.

1.5   Disability. Disability shall mean a mental or physical disability preventing the Employee from performing his material duties for a continuous period of six months, or which in the sole discretion of the Board is deemed likely to continue for six months.

1.6   Employee. A common law employee of the Employer.

1.7   Employer. Dollar Tree, Inc. and its wholly owned subsidiaries.

1.8   Exercise Price. $7.20 per share of Option Stock, as it may be adjusted pursuant to Article 6 of the Stock Option Agreement.

1.9   Exercise Subscription Form. The form attached as Exhibit B to the Stock Option Agreement.

1.10   Founder. J. Douglas Perry; Macon F. Brock, Jr.; H. Ray Compton; Joan P. Brock; and Patricia W. Perry.

1.11   Lapse. Shall have the meaning described in Section 5.4.

1.12   Option. The Options granted under the Plan on December 16, 1993 and March 30, 1994.

1.13   1993 Option. The Options granted on December 16, 1993.

1.14   1994 Option. The Options granted on March 30, 1994.

1.15   Option Stock. The Company's Common Stock, one cent ($.01) par value.

1.16   Participant. A member of management or other key Employee of the Employer who the Board, in its sole discretion, chooses to admit to the Plan and who receives and fully executes a Stock Option Agreement. No Founder may be a Participant.

1.17   Plan. Dollar Tree, Inc. Amended and Restated .Stock Option Plan, including without limitation, the Stock Option Agreement.

1.18   [Reserved]

1.19   Retirement. Retirement from the Employer and from any gainful employment on a permanent basis after attaining age 55.

1.20   Stock Option. The Option (as defined above).

1.21   Stock Option Agreement. The Agreements attached as Exhibit 1 and Exhibit 2 hereto.

ARTICLE 2
PURPOSES OF PLAN

2.1   Purposes of Plan. The purposes of the Plan are as follows:

2.1.1   To encourage the sense of proprietorship on the part of Participants who have been significantly responsible for the continued growth of the Company;

2.1.2   To furnish Participants with further incentive to develop and promote the business and financial success of the Company in the future; and

2.1.3   To reward such Participants for their services by providing a means whereby such Participants may be given an opportunity to purchase Option Stock.

ARTICLE 3
ADMINISTRATION

The Plan shall be administered by the Board. The Board shall have the exclusive and unrestricted power and authority, in its sole discretion, to select Participants and to select the timing and number of Stock Options granted to any Participant. Decisions and determinations by the Board concerning the Plan shall be final and binding upon all parties, including shareholders, Participants and other Employees, providing the decisions and determinations are made in good faith and are reserved to the Board in accordance with the terms of the Plan. The Board shall have the exclusive and unrestricted power and authority to interpret the Plan and to make any other determinations that it believes necessary or advisable in the administration of the Plan.

ARTICLE 4
PARTICIPATION

Members of management or other key Employees who are designated in writing and selected by the Board in its sole discretion will participate in. this Plan, but only upon receiving and fully executing a Stock Option Agreement. Official Board action coupled with a fully executed Stock Option Agreement shall be the sole method of determining participation in the Plan. Conversations with the Board or Board members, written statements to Employees (other than a Stock Option Agreement), or any other form of communication shall have no legal effect. No Founder may be a Participant in the Plan. No Employee solely by virtue of employment, title, level of compensation, or any other factor shall participate in this Plan unless selected by the Board in the manner described above.

ARTICLE 5
STOCK OPTION

5.1   Stock Subject to Plan; Grant of Options. The stock subject to the Plan shall be 250,000 shares of Option Stock, Options for 125,000 of which were granted by the Board on December 16, 1993 ("1993 Options") and Options for the remaining 125,000 of which were granted by the Board on March 30, 1994 ("1994 Options") to such Employees as the Board determined in its sole and absolute discretion. In the event any Options for shares of Option Stock Lapse for any reason, the shares of Option Stock subject the Lapsed Options shall be considered in computing the number of shares of Option Stock granted hereunder and shall not be reoptioned to other Participants hereunder.

5.2   Stock Option Agreement. A separate Stock Option Agreement for each Option granted to any Participant shall be executed by the President or Executive Vice President on behalf of the Company after it is approved by the Board. The Stock Option Agreement shall be the exclusive and sole form of Options granted hereunder. The terms of the Stock Option Agreement for the 1993 Options are incorporated herein and made a part hereof by this reference and attached hereto as Exhibit 1. The terms of the Stock Option Agreement for the 1994 Options are incorporated herein and made a part hereof by this reference and attached hereto as Exhibit
2. The Stock Option Agreement shall be distributed only to the Participant affected, and no Participant shall have any right with respect to an Option granted to any other Participant.

5.3   Exercise of Stock Option. A Participant is entitled to exercise the 1993 Option or the 1994 Option in whole or in part at any time. Notwithstanding anything to the contrary, the Deemed Exercise Date must occur before the occurrence of a Lapse of the Option or the Option (or unexpired portion thereof) will be null, void and of no further effect. The Optionee is entitled to exercise the Option in whole of in part at any time the Deemed Exercise Date occurs before the occurrence of a Lapse of the Option. The Option shall be deemed to be exercised five (5) Business Days after the later of (i) the date a copy of the first page of the Stock Option Agreement (or other reasonably suitable evidence of the Option being exercised) has been presented to the Company at the Company's office designated for such purpose together with the Exercise Subscription Form annexed thereto duly executed and in proper form for exercise and (ii) the date payment in full of the Exercise Price for the number of Stock Option Agreement Shares specified in such form is, or is arranged to be, received by the Company, all subject to the terms and conditions hereof ("Deemed Exercise Date").

At the option of the Participant, the Exercise Price may be paid in cash or by certified or official bank check or bank cashier's check payable to the order of the Company, or by any combination of such cash or check. On the Deemed Exercise Date, the Participant shall be deemed to be the holder of record of the duly exercised Option Stock, notwithstanding ~that the stock transfer books of the Company shall then be closed or that certificates representing such duly exercised Option Stock shall not then be actually delivered to the Participant. The Company shall pay any and all documentary, stamp or similar issue or transfer taxes of the United States or any state thereof payable in respect of the issue or delivery of the duly exercised Option Stock. The Company shall not be required, however, to pay any tax or other charge imposed in connection with any subsequent transfer of the duly exercised Option Stock or any transfer involved in the issue of any certificate for Option Stock, and in such case the Company shall not be required to issue or deliver any stock certificate until such tax or other charge has been paid or it has been established to the Company's satisfaction that no tax or other charge is due.

Upon exercise of the 1993 Option or the 1994 Option, in whole or in part, in conformity with the foregoing provisions, the Company shall transfer to the Participant of the Stock Option Agreement appropriate evidence of ownership of any shares of Option Stock or other securities or property (including any money) to which the Participant is entitled, registered, or otherwise placed in, or payable to the order of, the Participant, and shall deliver such evidence of ownership and any other securities or property (including money) to the person or persons entitled to receive the same, together with an amount in cash in lieu of any fraction of a share as provided in the Stock Option Agreement.

5.4   Lapse of Option. In the event a Participant ceases to be an Employee with the Employer for any reason (i.e., death, disability, retirement, or voluntary or involuntary termination of employment initiated by the Participant or by the Employer, with or without cause) the Participant's rights and privileges under this Plan or the Option shall lapse and shall be null, void, and of no further effect ("Lapse"). In the case of termination of employment with the Employer for any reason other than Death, Disability or Retirement, the date of Lapse shall be the date the Employee ceases to be an Employee. In the case of termination of employment with the Company on account of Death, Disability, or Retirement, the date of Lapse shall be one year following the date of Death, Disability, or Retirement. To the extent the Participant has exercised an Option and the Deemed Exercise Date occurs before Lapse, the Participant shall be entitled to retain any shares of Option Stock received upon such exercise.

ARTICLE 6
AMENDMENTS AND TERMINATION

The Board may at any time and if or any reason amend, freeze, or terminate this Plan without notice to Employees or Participants provided that (i) no such action shall adversely affect any Option granted under the Plan, and (ii) the number of shares of Option Stock subject to the Plan shall not be increased above 250,000 without the approval of the shareholders of the Company.

ARTICLE 7
MISCELLANEOUS

7.1   Nontransferability. A Participant's rights and interests under the Plan or the Stock Option Agreement may not be assigned, transferred, pledged, or otherwise conveyed; provided, the Participants rights and interests under the Plan and the Stock Option Agreement may be transferred to the Participant's estate or beneficiaries upon the Participant's death.

7.2   No Right to Employment. Neither this Plan nor any action taken hereunder shall be construed as giving any Employee any right to be retained in the employ of the

Employer.

7.3   <u>Construction</u>. Where the context permits, words in any gender shall include all other genders, the singular shall include the plural, and the plural shall include the singular.

7.4   <u>Entire Agreement</u>. This Plan and the Stock Option Agreement embody the entire agreement and understanding with respect to the subject matter contained herein and therein.

7.5   <u>Governing Law</u>. All rights and obligations hereunder shall be governed by and construed in accordance with the laws of the commonwealth of Virginia.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Dollar Tree, Inc. (formerly Dollar Tree Stores, Inc.):

We consent to the incorporation by reference in the registration statement (No. 033-92816) on Form S-8 of Dollar Tree, Inc. of our reports dated April 2, 2007, with respect to the consolidated balance sheets of Dollar Tree Stores, Inc. and subsidiaries as of February 3, 2007 and January 28, 2006, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the fiscal years in the three-year period ended February 3, 2007, management's assessment of the effectiveness of internal control over financial reporting as of February 3, 2007 and the effectiveness of internal control over financial reporting as of February 3, 2007, which reports appear in the February 3, 2007 annual report on Form 10-K of Dollar Tree Stores, Inc.

Our report on the consolidated financial statements refers to the adoption by Dollar Tree Stores, Inc. of Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment*, effective January 29, 2006.

/s/ KPMG LLP

Norfolk, Virginia

March 13, 2008